82-353

03 SEP 25 AM 7:21

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

P.O. Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6617
Facsimile: 61 7 3237 6717
Email: hgunn@sppcpm.com

Chairman Mr Campbell Anderson

8 September, 2003

03032262

Securities and Exchange Commission
500 North Capital Street
NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

SUPPL

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Dear Sir

For your information, please find attached the following documents lodged with the Australian Stock Exchange:

- Appendix 3Y *Change of Director's Interest Notice* – Lodged 12 August 2003
- Half Year Report (30 June 2003) and Independent Review Report

Yours faithfully
SOUTHERN PACIFIC PETROLEUM NL

Heather Gunn
Executive Assistant

dlw 9/25

Encls

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL (SPP)**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JAMES DOUGLAS MCFARLAND
Date of last notice	19/05/2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect Interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	61,529 Fully Paid Ordinary Shares are held on trust by SPP Employee Share Plan Pty Ltd in accordance with the Company's deferred employee share plan
Date of change	Various from 2 May 2003 to 30 June 2003
No. of securities held prior to change	349,759 Ordinary Fully Paid Shares 285,715 Options (expiring 19 November 2004) 3,971,360 Equity Participation Shares
Class	
Number acquired	12,149 Fully Paid Ordinary Shares
Number disposed	NIL

+ See chapter 19 for defined terms.

Value/Consideration *Note: If consideration is non-cash, provide details and estimated valuation*	Shares were acquired on-market each month by the trustee on behalf of the employee at various prices (ranging from $0.22 to $0.305 each share)
No. of securities held after change	361,908 Ordinary Fully Paid Shares 285,715 Options (expiring 19 November 2004) 3,971,360 Equity Participation Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market transactions purchased by Trustee on behalf of the employee.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

+ See chapter 19 for defined terms.